EXHIBIT 99.1

Mogo Reports Results for Q1 2025

Total Revenue of $17.3 million

Wealth Revenue growth of 41% over prior year

Payments Revenue growth of 34% over prior year

Solid Balance Sheet with Cash1, Marketable Securities & Investments of $38.8 million

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, May 8, 2025 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), a digital wealth and payments business, today announced its financial and operational results for the first quarter ended March 31, 2025.

“Our Q1 results were highlighted by continued strong double-digit growth from our Wealth and Payments businesses – the two main growth priorities for Mogo,” said Greg Feller, Mogo’s Chief Financial Officer. “Given our current scale in these markets, and the massive opportunity for disruption through innovation, we are making disciplined investments in these businesses while maintaining positive Adjusted EBITDA. This is about scaling intelligently and with agility as we build for long-term growth, underpinned our new AI-native platform strategy. We increased our cash position from year end, and expect additional monetizations this year to further strengthen our balance sheet.”

“This quarter we launched MOGO 3.0, our internal initiative to become a fully AI-native company,” said David Feller, Mogo’s Founder and CEO. “That means consolidating our platforms, automating core workflows, and embedding AI across wealth, lending, and operations. We’ve already begun executing on this transformation, and we believe it sets the foundation for stronger margins, faster product development, and smarter customer experiences going forward.”

Key Financial Highlights for Q1 2025

•	Subscription & Services revenue of $10.7 million in Q1 2025 included:

o	Wealth Revenue growth of 41% from Q1 2024 to $3.5 million
o	Payments Revenue growth of 34% from Q1 2024 to $2.6 million

•	Total revenue of $17.3 million in Q1 2025, a 3% decrease over the prior year, reflecting the company's exit of the low margin legacy institutional brokerage.
•	Adjusted revenue[2] growth of 2% from Q1 2024 to $16.7 million.
•	Gross profit was $11.6 million in Q1 2025, consistent with Q1 2024. Gross margin was 67.0% in Q1 2025 versus 64.5% in Q1 2024.
•	Adjusted EBITDA[2] of $1.1 million in Q1 2025 (6.1% margin), compared with $1.0 million (5.8% margin) in Q1 2024.

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•	Cash flow from operating activities before investment in gross loans receivable was positive for the 10th consecutive quarter, reaching $3.8 million in Q1 2025, up 108% versus Q1 2024.

o	Total Cash flow from operating activities was positive for the fourth consecutive quarter at $0.6 million in Q1 2025.

•	Adjusted net loss[2] of $1.5 million compared with adjusted net loss of $1.6 million in Q1 2024.
•	Net loss of $11.9 million in Q1 2025, compared with net loss of $3.6 million in Q1 2024. Net loss in the current quarter includes an $8.3 million non-operating revaluation loss on marketable securities reflecting significant financial market volatility in the period.
•	Cash, Marketable Securities & Investments totaled $38.8 million as of March 31, 2025.

o	Cash and restricted cash was $13.0 million, up from $11.0 million at year-end.
o	Marketable securities of $16.3 million
o	Investment portfolio of $9.5 million

•	Monetized $1.7 million of marketable securities and $0.7 million of its investment portfolio.
•	Renewed and lowered rate on credit facility – In February 2025, Mogo amended its senior secured credit facility with funds managed by affiliates of Fortress Investment Group LLC. The amended facility extends the maturity date by three years, until January 2, 2029, and reduces the interest rate by 100 basis points from 8% plus SOFR, to 7% plus SOFR.

Business & Operations Highlights

•	Mogo members increased to 2.22 million at quarter end, up 5% from Q1 2024.
•	Continued growth in payments volume – Mogo’s digital payment solutions business, Carta Worldwide, processed $3.2 billion of payment volume in Q1 2025, an increase of 26% compared to Q1 2024.
•	Growth in wealth assets under management – Assets under management in the Company’s wealth businesses increased 8% year-over-year to $436 million.
•	Enhancements to wealth offerings – During the quarter, Mogo continued its strong product improvement to its wealth offerings, including:

o	Continued to scale our AI-native customer support capabilities, resulting in an approximate 100% increase in customer inquiries resolved autonomously through email and chat
o	Expanded our AI-powered investing mastery feature, launching interactive quizzes and original content to help members deepen their understanding of intelligent investing strategies.

•	Exited legacy brokerage business – In February 2025, Mogo exited its institutional brokerage business, as part of management’s strategic focus on eliminating sub-scale revenue streams and prioritizing higher margin offerings. The institutional brokerage business contributed $5.3 million of revenue for the year ended December 31, 2024, with a negligible operating margin. These revenues are reported within other subscription and services revenue.
•	Carta OCI migration – Mogo’s payments subsidiary, Carta, completed its transition to Oracle Cloud Infrastructure (“OCI”), better positioning the business to scale and achieve its vision to become one of the leading low-cost payments platforms in Europe.

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Financial Outlook

The outlook that follows made by Mogo, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Mogo’s control. Please see "Forward-looking Statements" below for more information.

Mogo reiterated its financial guidance for fiscal 2025 as outlined with its year-end financial results. Key elements of this include the following:

•	When adjusting for the previously disclosed exit of the brokerage business, the Company expects subscription & services revenue to grow at a mid-to-high single-digit rate.
•	The Company expects revenue from wealth to increase by 20-25% in 2025, and its payments business is projected to grow in the mid- to-high teens percentages.
•	Interest revenue from the Company’s lending business is expected to decrease by approximately 8-10% in 2025, driven by a more cautious approach to lending due to economic uncertainty.
•	Adjusted EBITDA[3] is expected to be in the range of $5 to $6 million.

1 Includes cash, restricted cash and cash equivalents.

2 Non-IFRS measure. For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended March 31, 2025.

3Adjusted EBITDA, adjusted revenue and adjusted net income (loss) are non-IFRS measures. Management has not reconciled these forward-looking non-IFRS measures to their most directly comparable IFRS measure, net loss before tax. This is because the Company cannot predict with reasonable certainty and without unreasonable efforts the ultimate outcome of certain IFRS components of such reconciliations due to market-related assumptions that are not within our control as well as certain legal or advisory costs, tax costs or other costs that may arise. For these reasons, management is unable to assess the probable significance of the unavailable information, which could materially impact the amount of the future directly comparable IFRS measures.

Conference Call & Webcast

Mogo will host a conference call to discuss its Q1 2025 financial results at 3:00 p.m. ET on May 8, 2025. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (289) 514-5100 or (800) 717-1738 (International) using conference ID: 77526. The webcast can be accessed at http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

Non-IFRS Financial Measures

This press release makes reference to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including Adjusted EBITDA, Adjusted net loss and Cash provided by (used in) operating activities before investment in gross loans receivable, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. For more information, please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the period ended March 31, 2025, which is available at www.sedarplus.com and at www.sec.gov.

The following tables present a reconciliation of each non-IFRS financial measure to the most comparable IFRS financial measure.

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Adjusted Revenue

($000s)
	Three months ended
	March 31, 2025	March 31, 2024
Total revenue	$17,330	$17,925
Less: legacy institutional brokerage business revenue	(591)	(1,482)
Adjusted Revenue	16,739	16,443

Adjusted EBITDA

($000s)
	Three months ended
	March 31, 2025	March 31, 2024
Net loss before tax	$(11,970)	$(3,695)
Credit facility interest expense	1,446	1,656
Debenture and other financing expense	913	806
Accretion related to debentures	154	178
Stock-based compensation	475	561
Depreciation and amortization	1,954	2,376
Revaluation loss (gain)	7,662	(1,088)
Other non-operating expense	416	254
Adjusted EBITDA	1,050	1,048

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Adjusted Net Loss

($000s)
	Three months ended
	March 31, 2025	March 31, 2024
Net loss before tax	$(11,970)	$(3,695)
Stock-based compensation	475	561
Depreciation and amortization	1,954	2,376
Revaluation loss (gain)	7,662	(1,088)
Other non-operating expense	416	254
Adjusted net loss	(1,463)	(1,592)

Cash Provided by (used in) Operations before Investment in Gross Loans Receivable

($000s)
	Three months ended
	March 31, 2025	March 31, 2024
Net cash provided by (used in) operating activities	$560	$(3,866)
Net issuance of loans receivable	(3,210)	(5,681)
Cash provided by operations before investment in gross loans receivable	3,770	1,815

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the Company’s initiative to become a fully AI-native company and financial outlook for 2025. Forward-looking statements are typically identified by words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control, including the receipt of any required regulatory approval. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedarplus.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

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About Mogo

Mogo Inc. (NASDAQ:MOGO; TSX:MOGO) is a financial technology company with three distinct business lines: wealth, lending, and payments. Our mission is to provide consumers with innovative financial solutions that drive long-term financial health and success. We operate with a differentiated approach in each business, leveraging technology, behavioral science, and financial tools to create unique value propositions in our respective markets.

Our wealth and lending businesses are focused on the Canadian market, where we are the only subprime consumer lender that also offers a holistic wealth and investing solution. This unique integration is designed to help consumers transition from borrowing and debt to long-term wealth building. Separately, our payments business is operated through Carta Worldwide, a wholly owned subsidiary that provides modern card issuing and processing solutions, primarily in Europe.

Investor Relations

investors@mogo.ca

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

shamsian@lythampartners.com

(646) 829-9701

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